

July 3, 2013

<u>Via E-mail</u>
Andrew Brodkey, CEO
Titan Iron Ore Corp.
3040 North Campbell Ave., #110
Tucson, AZ 85719

      Re: Titan Iron Ore Corp.
               Form 10-K for the Fiscal Year Ended December 31, 2012
               Filed April 1, 2013
               Form 10-K for the Fiscal Year Ended December 31, 2011
               Filed April 16, 2012
               File No. 000-52917

Dear Mr. Brodkey:

      We have completed our review of your filings as of June 24, 2013. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ Mark P. Shuman

               Mark P. Shuman
               Branch Chief – Legal

cc: <u>Via Email</u>
        Bernard Pinsky, Esq.
        Clark Wilson LLP